UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File Number: 001-36565

INNOCOLL AG

(Exact Name of Registrant as Specified in Its Charter)

Innocoll AG

Unit 9, Block D

Monksland Business Park

Monksland, Athlone

Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

Annual General Meeting of Shareholders

On July 10, 2015, Innocoll AG (the “Company”) mailed to its shareholders and posted to its website the Invitation to the Annual General Meeting of the Company’s shareholders, which will be held in Munich, Germany, on August 24, 2015.  The Invitation to the Annual General Meeting is included herewith as Exhibit 99.1.

Exhibits

No.	Description
99.1	Invitation to the Innocoll AG Annual General Meeting of shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOCOLL AG

By:	/s/ Gordon Dunn
	Name:	Gordon Dunn
	Title:	Chief Financial Officer

Date: July 16, 2015